CHINA BCT PHARMACY GROUP, INC.

December 21, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405

Re:	China BCT Pharmacy Group, Inc. (Commission File No. 333-165161)
Acceleration Request for Effective Date of Post-Effective Amendment No. 4 to Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, China BCT Pharmacy Group, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the "Commission") accelerate the effective date of the above-referenced Post-Effective Amendment to Registration Statement and declare such Registration Statement effective at 5:00 p.m. (Washington, DC time) on Friday, December 28, 2012, or as soon thereafter as practicable.

In addition, the Company acknowledges that: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please contact Thomas Wardell of McKenna Long & Aldridge LLP at (404) 527-4990.

Best regards,

/s/ Hui Tian Tang
Hui Tian Tang, Chief Executive Officer

cc:	Shelly Zhang
Thomas Wardell
Jeffrey Li
Douglas Eingurt